Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	September 30, 2016	December 31, 2015
ASSETS
Current
Cash and cash equivalents (note 4(a))		$10,340	$11,503
Investments (note 4(b))		-	8,245
Prepaid expenses and other assets		429	1,067
Total Current Assets		10,769	20,815
Non-current
Equipment		339	434
Total Non-Current Assets		339	434
Total Assets		$11,108	$21,249
LIABILITIES
Current
Accounts payable		$127	$522
Accrued liabilities		1,912	1,834
Total Current Liabilities		2,039	2,356

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares		226,590	223,425
Stock options (notes 6 and 7)		7,822	6,256
Contributed surplus		22,267	22,037
Warrants		-	84
Deficit		(247,610)	(232,909)
Total Equity		9,069	18,893
Total Liabilities and Equity		$11,108	$21,249

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 10)

Going concern (Note 2(b))

1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
REVENUE	$-	$-	$-	$-
EXPENSES
Research and development (note 9)	2,164	1,722	7,772	3,914
General and administrative (note 9)	1,932	2,248	6,883	7,481
Operating expenses	4,096	3,970	14,655	11,395
Finance expense (note 9)	-	8	138	43
Finance income (note 9)	(79)	(717)	(92)	(1,243)
Net financing (income) expense	(79)	(709)	46	(1,200)
Net loss and comprehensive loss for the period	4,017	3,261	14,701	10,195
Basic and diluted loss per common share	$0.31	$0.27	$1.19	$0.86

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(d))	12,882	11,964	12,390	11,889

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Cash flows used in operating activities:
Net loss for the period	$(4,017)	$(3,261)	$(14,701)	$(10,195)
Items not involving cash and other adjustments:
Stock-based compensation	391	651	1,712	2,235
Depreciation of equipment	33	29	98	64
Finance income	(12)	(717)	(92)	(1,243)
Finance expense	-	8	-	43
Unrealized foreign exchange (gain) loss	(50)	-	214	-
Change in non-cash operating working capital (note 8)	378	723	321	51
Cash used in operating activities	(3,277)	(2,567)	(12,448)	(9,045)
Cash flows from financing activities:
Proceeds from ATM (note 6 (a))	964	10	3,165	10
Exercise of warrants and stock options	-	40	-	888
Interest on promissory notes	-	(5)	-	(25)
Cash provided by financing activities	964	45	3,165	873
Cash flows from investing activities:
Divestiture of short-term investments	-	(40)	8,245	7,975
Purchase of fixed assets	-	(52)	(3)	(264)
Interest received	12	56	92	232
Cash provided by investing activities	12	(36)	8,334	7,943
Foreign exchange (losses) gains on cash and cash equivalents	50	661	(214)	1,011
Increase in cash and cash equivalents during the period	(2,251)	(1,897)	(1,163)	782
Cash and cash equivalents, beginning of period	12,591	17,044	11,503	14,365
Cash and cash equivalents, end of period	$10,340	$15,147	$10,340	$15,147

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

3

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, January 1, 2016	$223,425	$6,256	$84	$22,037	$-	$(232,909)	$18,893

Shares issued under the ATM (note 6)	3,165	-	-	-	-	-	3,165
Stock-based compensation (notes 6 and 7)	-	1,712	-	-	-	-	1,712
Expiry of warrants and vested stock options	-	(146)	(84)	230	-	-	-
Net loss	-	-	-	-	-	(14,701)	(14,701)

Balance, September 30, 2016	$226,590	$7,822	$-	$22,267	$-	$(247,610)	$9,069

Balance, January 1, 2015	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Warrant and stock option exercises	1,531	(493)	(150)	-	-	-	888
Common shares issued under the ATM	10	-	-	-	-	-	10
Stock-based compensation (notes 6 and 7)	-	2,235	-	-	-	-	2,235
Promissory note conversion (note 6(e))	438	-	-	54	(64)	-	428
Expiry of vested stock options	-	(66)	-	66	-	-	-
Net loss	-	-	-	-	-	(10,195)	(10,195)

Balance, September 30, 2015	$223,238	$5,754	$351	$21,773	$-	$(228,478)	$22,638

4

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)
1.	Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company developing personalized therapies to address unmet medical needs in oncology, with a particular focus on hematologic malignancies. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4V 1R9.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at September 30, 2016 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 14, 2016.

(b) Basis of measurement – Going concern

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis. The going concern basis contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future. The Company incurred a loss of $14.7 million for the nine-month period ended September 30, 2016, reported a deficit of $247.6 million and had working capital of $8.7 million as at September 30, 2016. There is substantial doubt about the Company’s ability to continue as a going concern because management has forecast that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained.

While the Company has historically been successful in obtaining financing to support operations and is currently evaluating various financing options, there can be no assurance that financing will be available as necessary to meet its continuing expenditures. The Company is also considering alternatives to prioritize its research programs or further reduce expenditures as necessary. The ability of the Company to raise financing could be affected by adverse market conditions, the current status of our product pipeline and various other factors. The issuance of common shares by the Company will result in significant dilution to the equity interest of existing shareholders. Due to these factors, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed consolidated interim financial statements. Such amounts could be material.

(c) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

5

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)

The key assumptions concerning the future and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the use of the going concern assumption, valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2015. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and nine month periods ended September 30, 2016 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2016. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended December 31, 2015.

Standards and Interpretations Adopted in Fiscal 2016

Adoption of Amendments to IAS 1

Effective January 1, 2016, the Company adopted the amendments to IAS 1 Presentation of Financial Statements issued by the IASB in December 2014. The impact of adoption of these amendments did not have a material impact on the financial statements.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our Base Shelf expires in December, 2017. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility (see note 6). We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The ATM provides the Company with the opportunity to regularly raise capital on the Nasdaq Capital Market, at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015.

6

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)
(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $743 thousand (December 31, 2015 - $761 thousand) and funds deposited into high interest savings accounts totalling $9.6 million (December 31, 2015 - $10.7 million). The current interest rate earned on these deposits is 0.2%-0.75% (December 31, 2015 – 0.2-0.75%).

(b)	Investments:

As at September 30, 2016, there were no investments outstanding. At December 31, 2015, investments consisted of guaranteed investment certificates with Canadian financial institutions having high credit ratings including six investments with maturity dates from April 22, 2016 to June 19, 2016, bearing interest rates from 1.80% to 2.10% per annum.

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	September 30, 2016	December 31, 2015

Financial assets
Cash and cash equivalents (consisting of high interest savings accounts), measured at amortized cost	$10,340	$11,503
Investments, consisting of guaranteed investment certificates, measured at amortized cost	-	8,245

Financial liabilities
Accounts payable, measured at amortized cost	127	522

Accrued liabilities, measured at amortized cost	1,912	1,834

At September 30, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

7

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Aptose is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $225 thousand (December 31, 2015- $576 thousand). Balances in foreign currencies at September 30, 2016 are as follows:

	U.S.$ balances at	U.S $ balances at
	September 30, 2016	December 31, 2015
Cash and cash equivalents	$2,835	$5,000
Accounts payable and accrued liabilities	(1,120)	(838)
	$1,715	$4,162

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, January 1, 2015	11,700	$221,259	209	$501
Warrant exercises	81	503	(81)	(155)
Warrant expiry	-	-	(55)	(262)
Option exercises	143	1,215	-	-
Common shares issued under the ATM	2	10	-	-
Promissory note conversion	122	438	-	-
Balance, December 31, 2015	12,048	$223,425	73	$84
Common shares issued under the ATM	987	3,165	-	-
Expiry of warrants	-	-	(73)	(84)
Balance, September 30, 2016	13,035	$226,590	-	$-

(a)	At The Market Facility (“ATM”)

On April 2, 2015, Aptose entered into an ATM equity facility with Cowan and Company, LLC, acting as sole agent. Under the terms of this facility, Aptose may, from time to time, sell shares of common stock having an aggregate offering value of up to US$20 million through Cowan and Company, LLC. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility.

During the three months ended September 30, 2016, the Company issued 346,221 common shares through the ATM raising gross proceeds of USD$826 thousand. Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees. The net proceeds raised during the quarter totaled USD$732 thousand or $964 thousand.

During the nine months ended September 30, 2016 the Company issued 987,955 common shares through the ATM raising gross proceeds of USD$2.7 million. The net proceeds raised year to date total USD$2.4 million or $3.2 million.

8

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)
(b)	Exercise and Expiry of Warrants

There were no warrants exercised during the nine months ended September 30, 2016.

Warrants exercised during the nine months ended September 30, 2015:
(in thousands)	Number	Proceeds
August 2011 warrants (i)	13	$68
June 2013 private placement warrants	47	141
December 2013 broker warrants	18	118
Total	78	$327

In addition to the cash proceeds received, the original fair value related to these warrants of $150 thousand was transferred from warrants to share capital. This resulted in a total amount of $477 thousand credited to share capital.

During the three months ended September 30, 2016, 73 thousand warrants with an original fair value of $84 thousand expired unexercised. The original fair value amount was transferred from warrants to contributed surplus during the quarter.

(b) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015
Balance, beginning of period	$22,037	$21,653
Exercise of convertible promissory notes	-	54
Expiry of warrants	84	-
Expiry of vested stock options	146	66
Balance, end of period	$22,267	$21,773

(c) Continuity of stock options

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015
Balance, beginning of period	$6,256	$4,078
Stock based compensation	1,712	2,235
Exercise of stock options	-	(493)
Expiry of vested stock options	(146)	(66)
Balance, end of period	$7,822	$5,754

(d) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and nine month periods ending September 30, 2016 calculated as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Issued common shares, beginning of period	12,689	11,932	12,048	11,700
Effect of ATM issuances	193	1	342	—
Effect of warrant and option exercises	—	4	—	145
Effect of promissory note conversions	—	27	—	44
	12,882	11,964	12,390	11,889

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

9

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)

(e) Convertible promissory notes

During the nine months ended September 30, 2015, $437.5 thousand promissory notes due in September 2015 incurring interest at a rate of 10% were converted into 122 thousand common shares of the Company. All of the promissory notes were converted prior to September 30, 2015.

7.	Stock options

(a) Stock options transactions for the period:

	Nine months ended		Nine months ended
	September 30, 2016		September 30, 2015
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	1,689	$6.31	1,374	$5.95
Granted	382	3.82	478	6.92
Exercised	-	-	(121)	4.66
Expired	(27)	11.12	(4)	21.69
Outstanding, end of period	2,044	$5.78	1,727	$6.28

(b) Stock options outstanding at September 30, 2016:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 2.16 - $ 4.49	491	8.3	$3.60	109	$2.82
$ 4.50 - $ 5.49	153	7.8	5.26	115	5.26
$ 5.50 - $ 5.85	471	7.5	5.70	361	5.70
$ 5.86 - $ 6.87	351	7.7	6.24	243	6.17
$ 6.88 - $ 79.20	578	8.0	7.55	378	7.84
	2,044	7.9	$5.78	1,206	$6.16

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015

Exercise price	$3.82	$ 6.77-7.14
Grant date share price	$3.82	$ 6.77-7.14
Risk free interest rate	0.68%	0.75-1.5%
Expected dividend yield	—	—
Expected volatility	109.5%	103-113%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$2.99	$5.33

Stock options granted by the Company during the nine months ended September 30, 2016 vest 50% after one year and 16.67% on each of the next three anniversaries.

10

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)

Stock options granted by the Company during the nine months ended September 30, 2015 consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

Refer to note 9 for a breakdown of stock option expense by function.

The Company has available up to 2,275,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of September 30, 2016.

8.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Prepaid expenses and other assets	$140	$271	$638	$267
Accounts payable	17	(14)	(395)	(120)
Accrued liabilities	221	466	78	(96)
	$378	$723	$321	$51

9.	Expenses

Components of research and development expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Program costs	$2,081	$1,633	$6,207	$3,750
CrystalGenomics Option Fee (a)	-	-	1,294	-
Stock-based compensation	71	79	236	145
Depreciation of equipment	12	10	35	19
	$2,164	$1,722	$7,772	$3,914

(a)	During the nine months ended September 30, 2016 the Company paid US$1.0 million ($1.3 million) to CrystalGenomics for an option fee related to the CG’806 technology. Should the Company elect to exercise the option prior to filing of an Investigational New Drug application with the Food and Drug Administration, the Company would pay an additional US$2 million in cash or common shares, and would receive full development and commercial rights for the program in all territories outside of Korea and China.

Components of general and administrative expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
General and administrative excluding salaries	$733	$819	$2,688	$2,997
Salaries	858	838	2,656	2,348
Stock-based compensation	320	572	1,476	2,091
Depreciation of equipment	21	19	63	45
	$1,932	$2,248	$6,883	$7,481

Components of finance expense:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Interest expense	$-	$8	$-	$43
Foreign exchange loss	-	-	138	-
	$-	$8	$138	$43

11

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2016
(Tabular amounts are in 000s)

Components of finance income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Interest income	$12	$56	$92	$232
Foreign exchange gain	67	661	-	1,011
	$79	$717	$92	$1,243

10.	Commitments, contingencies and guarantees.

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$338	547	105	$990

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.6 million over the related service period. Of this amount, $653 thousand has been paid and $147 thousand has been accrued at September 30, 2016. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

11.	Related Party Transactions

In March 2016, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (“UCSD”) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2016 to March 31, 2017 and will be billed monthly for services rendered. The total amount for services provided under the agreement is not to exceed US$200,000.

12.	Subsequent Events

Subsequent to the quarter end, the Company issued 419,974 common shares under the ATM for gross proceeds of US$649 thousand. These transactions will be accounted for in the three months ended December 31, 2016.

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